

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2013

<u>Via Email</u>

Tan Lung Lai
Chief Executive Officer
Realgold International, Inc.
Unit 1202, Level 12, One Peking
1 Peking Road, Tsim Sha Tsui
Kowloon, Hong Kong

      **Re:    Realgold International, Inc.**
              **Current Report on Form 8-K Filed December 28, 2012**
              **File No. 000-21909**

Dear Mr. Li:

       This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form.  In this regard, please address the following:

1.     You were a shell company immediately before the transactions disclosed in the current report.  See Exchange Act Rule 12b-2.  The transactions occurred in November 2012, yet you did not file the current report until December 28, 2012.  In addition, although the current report states that you will file an amendment to provide Form 10 information, that report was due within four business days after completion of the transaction, yet you still have not filed this information.  Please promptly file an amended Form 8-K that includes all of the required disclosure and exhibits, including, without limitation, audited financial statements of the acquired entity and pro forma financial information.  For guidance, refer to Section II.D.3 of SEC Release No. 34-52038.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc:    <u>Via Email</u>
Bin Zhou, Esq.
Bernard & Yam, LLP